UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SCARCELLA, JOHN
   411 WAVERLEY OAKS ROAD
   WALTHAM, MA  02154
2. Issuer Name and Ticker or Trading Symbol
   KURZWEIL APPLIED INTELLIGENCE, INC.
   KURZ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 30, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT SALES
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |(1)   |J(2)| |100               |D  |(2)        |-0-                |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$1.50   |(1)  |J(3)| |1,000      |D  |12/12|2/12/|Common Stock|1,000  |(3)    |-0-         |D  |            |
                      |        |     |    | |           |   |/94  |00   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |$1.50   |(1)  |J(4)| |1,666      |D  |12/31|5/22/|Common Stock|1,666  |(4)    |-0-         |D  |            |
                      |        |     |    | |           |   |/94  |01   |            |       |       |            |   |            |
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Employee Stock Option |$2.437  |(1)  |J(5)| |3,520      |D  |(8)  |12/31|Common Stock|3,520  |(5)    |-0-         |D  |            |
                      |        |     |    | |           |   |     |/02  |            |       |       |            |   |            |
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Employee Stock Option |$2.437  |(1)  |J(6)| |6,000      |D  |(9)  |4/18/|Common Stock|6,000  |(6)    |-0-         |D  |            |
                      |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$2.437  |(1)  |J(7)| |25,000     |D  |(10) |9/7/0|Common Stock|25,000 |(7)    |-0-         |D  |            |
                      |        |     |    | |           |   |     |5    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On June 27, 1997 the Issuer merged (the "Merger") with a subsidiary of Lernout & Hauspie Speech Products
NV ("L&H") pursuant to an Agreement and Plan of Merger approved by stockholders of the Issuer on June 26, 1997.
(2) Exchanged for $420 in cash and 4.755 shares of common stock of L&H having a value based on the closing price on June 27, 1997 of $27.50 per share. The fractional share is payable in cash at the June 27, 1997 market value.
(3) These derivative securities were exchanged for $3,030 in cash and 34.304 shares of L&H common stock (of which the fractional share is payable in cash at the June 27, 1997 market value.)
(4) These derivative securities were exchanged for $5,048 in cash and 57.151 shares of L&H common stock (of which the fractional share is payable in cash at the June 27, 1997 market value.)
(5) These derivative securities were exchanged for $1,619 in cash;18.326 shares of L&H common stock (of which the fractional share is payable in cash at the June 27, 1997 market value;) and an L&H option to purchase
669.476 shares of L&H common stock at $10.251 per share, with substantially the same terms and conditions as the original option.
(6) These derivative securities were exchanged for $2,904 in cash; 32.877 shares of L&H common stock (of which the fractional share is payable in cash at the June 27, 1997 market value;) and an L&H option to purchase
1,126.174 shares of L&H common stock at $10.251 per share, with substantially the same terms and conditions as the original option.
(7) These derivative securities were exchanged for $10,777 in cash; 122.005 shares of L&H common stock (of which the fractional share is payable in cash at the June 27, 1997 market value;) and an L&H option to purchase
4,828.975 shares of L&H common stock at $10.251 per share, with substantially the same terms and conditions as the original option.
(8) Of these shares, 1,056 become exercisable in quarterly installments from June 30, 1996 through September
30, 1997, and 1,232 are exercisable on each of July 31, 1997 and 1998.
(9) Of these shares, 5,052 become exercisable in quarterly installments from July 31, 1996 through April 30, 1999, and 474 are exercisable on each of July 31, 1997 and 1998.
(10) These shares become exercisable in quarterly installments from October 31, 1996 through July 31, 2000.
SIGNATURE OF REPORTING PERSON
John Scarcella
DATE
June 30, 1997